12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
FOIA CONFIDENTIAL TREATMENT REQUEST	Century City	Orange County
	Chicago	Paris
The entity requesting confidential treatment is:	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
Erasca, Inc.	Hamburg	San Francisco
10835 Road to the Cure, Suite 140	Hong Kong	Seoul
San Diego, CA 92121	Houston	Shanghai
Attn: Jonathan E. Lim, M.D., Chairman and Chief Executive Officer	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

June 28, 2021
VIA EDGAR

Ms. Tonya K. Aldave

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Erasca, Inc. | Anticipated Price Range
Registration Statement on Form S-1 (File No. 333-257436)

Dear Ms. Aldave:

Rule 83 Confidential Treatment Requested by Erasca, Inc.

On behalf of Erasca, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 2, 2021 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 7, 2021, and which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on June 25, 2021 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 8 of the Comment Letter. This letter is furnished supplementally on behalf of Erasca, Inc. (the “Company”). To assist the Staff in its review, the Company advises the Staff that it presently estimates, based in part on information received by the lead underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any stock split that the Company will effect prior to the offering, the “Preliminary Price Range”), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriters have not yet

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Erasca, Inc. with respect to this letter.

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finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate stock split, will include a price range of no more than $2.00 or 20% of the low end of the range, unless otherwise approved by the Staff.

Recent Stock Option Grants

The Company’s grants of stock options during the 12 months preceding the latest balance sheet date presented in the Registration Statement, as well as those made since the latest balance sheet, are set forth below.

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Market Value of Shares
February 26, 2020	270,000	$0.56	$0.56
July 13, 2020	1,027,500	$1.04	$1.04
September 1, 2020	346,250	$1.04	$1.04
September 23, 2020	4,905,116	$1.04	$1.04
September 28, 2020	285,000	$1.04	$1.04
October 30, 2020	710,250	$1.04	$1.04
January 26, 2021	2,421,652	$2.80	$2.80
February 26, 2021	1,320,000	$2.80	$2.80
March 4, 2021	973,000	$2.80	$2.80
April 12, 2021	1,495,000	$4.84	$4.84
April 19, 2021	1,034,000	$4.84	$4.84
April 22, 2021	100,000	$4.84	$4.84
April 26, 2021	62,000	$4.84	$4.84
May 17, 2021	804,000	$4.84	$4.84
June 14, 2021	980,000	$7.73	$7.73

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors of the Company (the “Board”) considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 101-102 of the Registration Statement.

For the options granted in 2020 and 2021, the Company utilized a hybrid method computing the probability-weighted value across varying scenarios: the option-pricing method (“OPM”), current value method (“CVM”) and an initial public offering (“IPO”) of the Company, which are accepted valuation methods under the AICPA Practice Guide for determining the fair value of the Company’s common stock. The OPM treats a Company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. Under the CVM, the enterprise value is calculated based on an assumed asset sale at a current date and the corresponding allocation of proceeds based on the rights and preferences of each class of equity.

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In addition, in April 2020 the Company entered into a Series B preferred stock purchase agreement (“Series B Purchase Agreement”) with third party investors, pursuant to which in April and August 2020 the Company sold an aggregate of 27,481,001 shares of Series B-1 convertible preferred stock at a per share price of $5.00, for aggregate gross proceeds of $137.4 million. The Series B Purchase Agreement also provided for the issuance and sale of an aggregate of 13,175,191 shares of Series B-2 convertible preferred stock at a price of $7.50 per share, in an additional closing to certain purchasers of the Company’s Series B-1 convertible preferred stock, upon the achievement of certain milestones set forth in the Series B Purchase Agreement. The closing of the Series B-2 financing occurred in January 2021. As a result of the closings of the Series B-1 and B-2 financings, in valuations conducted in 2020 and 2021, the Company used the backsolve method to determine equity value in the OPM scenarios. The backsolve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction.

Based on the stage of the Company’s development programs, and utilizing newer, evolving theories for the determination of fair market values for common securities in biotechnology companies, the CVM was introduced in the April 2020 valuation. Under a fair market value standard, a willing buyer and seller transact to a “negotiated price”. This negotiation dynamic is not addressed in the current literature as the literature assumes that optionality is “fully valued” (and likely overvalued) utilizing a Black-Scholes or similar framework. The reality in transaction settings with respect to reaching a “negotiated price” is that optionality is not always paid for in transactions. With platform-based, development stage biotechnology companies such as the Company, much of the underlying value includes real optionality. Black-Scholes is known to overvalue real options and, as such, a CVM based approach was included to adjust for this fact.

Further, optionality is only “fully priced” in transactions when the bidding dynamics for buyers and sellers is robust. Given the stage of the Company’s assets at the time of the Series B financing in April 2020, it was apparent that a number of key inflection points needed to occur prior to reaching a level whereby a robust negotiation dynamic could be assumed. As such, a partial optionality model was developed and the CVM approach was included.

As biotechnology companies reach key value inflection points and get closer to going public, these bidding dynamics become more robust and optionality does become more fully valued in the valuation of securities. Given that the Company reached a number of key value inflection points later in 2020 which set the Company on a path toward a potential IPO, the CVM approach was removed beginning with the valuations conducted in 2021 to represent a “full optionality” pricing mechanism into the common stock.

The Board and management developed estimates based on the application of these approaches and the assumptions underlying these valuations, giving careful consideration to independent third-party valuation reports. At each grant date, the Board considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

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Grant Date Fair Value Determinations

February 2020 Option Grants.

The Board, with input from management, determined the fair value of the common stock to be $0.56 per share as of February 26, 2020, after considering a valuation report from an independent third-party valuation firm as of December 31, 2019. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report.

The December 31, 2019 valuation established the following scenarios and probabilities:

Scenario	Indicated Value	Assigned Weight	DLOM*	Weighted Value Per Unit/ Share
OPM	$0.93	97.5%	42%	$0.54
IPO	$1.90	2.5%	36%	$1.21
Concluded Fair Value				$0.56

*	The DLOM was based on the Finnerty and Asian Put Option Analysis and consideration of various restricted stock studies.

In determining the estimated equity value for the OPM scenario, the Company applied certain adjustments to the concluded equity value based on a backsolve method to the Company’s most recent equity financing, a Series A convertible preferred stock financing in which shares were sold at $1.667 per share in closings in October 2018, December 2018, and between January 2019 and March 2019. The backsolved equity value was adjusted for delays experienced in program development. The estimated equity value for the IPO scenario was determined based on the pre-IPO equity values for recent IPOs of similarly-situated oncology-focused companies. The Company estimated the average time to a potential liquidity event was 2.75 years in each scenario based on management’s best estimates.

July 2020 – October 2020 Option Grants.

The Board, with input from management, determined the fair value of the common stock to be $1.04 per share for options granted in July, September and October 2020, after considering a valuation report from an independent third-party valuation firm as of April 30, 2020. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report and the dates of the option grants.

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Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to February 26, 2020:

•	in March 2020, the World Health Organization declared COVID-19 as a worldwide pandemic and the related outbreak had a negative impact on the global economy, trade and business;

•	in March 2020, the Company entered into a license agreement with Katmai Pharmaceuticals, Inc., pursuant to which the Company in-licensed rights related to ERAS-801; and

•	in April 2020, the Company entered into the Series B Purchase Agreement.

The April 30, 2020 valuation established the following scenarios and probabilities:

Scenario	Indicated Value	Assigned Weight	DLOM*	Weighted Value Per Unit/ Share
OPM	$2.57	60%	40%	$1.54
IPO	$2.90	2.5%	35%	$1.88
CVM	$0.28	37.5%	40%	$0.17
Concluded Fair Value				$1.04

*	The DLOM was based on the Finnerty Put Option Analysis and consideration of various restricted stock studies.

In determining the estimated equity value for the OPM scenario, an OPM backsolve was used based on the April Series B-1 financing. The estimated equity value for the IPO scenario was determined based on the pre-IPO equity values for recent IPOs of similarly-situated oncology-focused companies. In determining the estimated equity value for the CVM scenario, the Company considered the total invested capital through the valuation date, and adjusted for a multiple of cash outflows and remaining available capital after such outflows. The Company estimated the average time to a potential liquidity event was 2.50 years in each of the OPM and IPO scenarios based on management’s best estimates.

As discussed above, the valuation applied a partial optionality framework based on the stage of the Company’s development programs to determine the weights for each of the scenarios. Given the Company’s programs were in early stages of development, a probability of 37.5% was assigned to the no optionality scenario (CVM), and the residual probability was assigned to the optionality scenarios (OPM and IPO). Furthermore, the earliest a possible IPO was expected at that time was in [***], so the probability of 2.5% remained unchanged, with the residual probability assigned to the OPM scenario.

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January 2021 – March 2021 Option Grants.

The Board, with input from management, determined the fair value of the common stock to be $2.80 per share for options granted in January, February and March 2021, after considering a valuation report from an independent third-party valuation firm as of December 31, 2020. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report and the dates of the option grants.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to October 30, 2020:

•

in November 2020, the Company entered into a merger agreement and license agreement with Asana BioSciences, pursuant to which the Company obtained rights to ERAS-007, one of the Company’s current lead product candidates; and

•	in December 2020, the Company dosed the first patient in its Phase 1 clinical trial of ERAS-601.

The December 31, 2020 valuation established the following scenarios and probabilities:

Scenario	Per Share Value	Assigned Weight	DLOM*	Weighted Value Per Share
OPM	$4.52	97.5%	40%	$2.71
IPO	$7.21	2.5%	15%	$6.13
Concluded Fair Value				$2.80

*	The DLOM was based on the Finnerty Put Option Analysis.

In determining the estimated equity value for the OPM scenario, an OPM backsolve was used based on the price per share of the Series B-2 financing ($7.50) because as of the December 31, 2020 valuation date, the triggering milestones necessary for the Series B-2 closing had occurred, with the financing ultimately closing in January 2021. The estimated equity value for the IPO scenario was determined based on the pre-IPO equity values for recent IPOs of similarly-situated oncology-focused companies. The Company estimated the average time to a potential liquidity event was 1.5 years and 0.75 years in each of the OPM and IPO scenarios, respectively, based on management’s best estimates. The OPM considers all potential non-IPO exits (upside as

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well as downside), and, as such, a time to liquidity of 1.5 years was estimated in that scenario. The time to potential liquidity was lowered compared to the prior valuation due to the addition of ERAS-007 to the Company’s pipeline, as well as the progress made for ERAS-601. However, given the continuing uncertainties related to the ongoing COVID-19 pandemic and its potential to delay the Company’s development programs, the Company believed the probability of completing an IPO remained unchanged.

In addition, the decreased time to potential exit in the IPO scenario resulted in the decreased DLOM, from 35% in April 2020 to 15% in December 2020, consistent with general guidance on discounts for exits within 12 months. Finally, the addition of ERAS-007 to the pipeline as well as the progress made for ERAS-601 led to lowering the time to a potential exit and creating optionality for the Company. This resulted in exclusion of the no optionality scenario (CVM) relative to the April 2020 valuation.

April 2021 – May 2021 Option Grants.

The Board, with input from management, determined the fair value of the common stock to be $4.84 per share for options granted in April and May 2021, after considering a valuation report from an independent third-party valuation firm as of March 31, 2021. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report and the dates of the option grants.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to March 4, 2021:

•	the Company acquired intellectual property rights related to ERAS-12 from Emerge Life Sciences, Pte. Ltd. on March 12, 2021; and

•

the Company completed an organizational meeting for the IPO on March 29, 2021 with a planed submission of a draft registration statement on Form S-1 related to the IPO in May 2021, which submission occurred on May 7, 2021.

The March 31, 2021 valuation established the following scenarios and probabilities:

Scenario	Per Share Value	Assigned Weight	DLOM*	Weighted Value Per Share
OPM	$4.28	65%	40%	$2.57
IPO	$10.65	35%	15%	$9.05
Concluded Fair Value				$4.84

*	The DLOM was based on the Finnerty Put Option Analysis.

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In determining the estimated equity value for the OPM scenario, the Company considered the backsolved equity value from the prior valuation and added the additional Series B-2 financing raised since the prior valuation, given the proximity of that financing to the valuation date. The estimated equity value for the IPO scenario was determined based on the pre-IPO equity values for recent IPOs of similarly-situated oncology-focused companies. The Company estimated the average time to a potential liquidity event was 1.3 years and 0.4 years in each of the OPM and IPO scenarios, respectively, based on management’s best estimates. The time to potential liquidity was lowered compared to the prior valuation due to the concrete steps taken to progress with a potential IPO. As such, the probability of the IPO scenario relative to the OPM scenario was increased, which led to a decrease in the OPM concluded per share value.

June 2021 Option Grants.

The Board, with input from management, determined the fair value of the common stock to be $7.73 per share as of June 14, 2021, after considering a valuation report from an independent third-party valuation firm as of June 7, 2021. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report and the date of the option grants.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to May 17, 2021:

•	the Company’s progress in advancing its development programs;

•	the Company’s progress made towards completion of a potential IPO, including the receipt of SEC comments and the filing of an amended draft Registration Statement on Form S-1; and

•	the Company conducted numerous testing-the-waters meetings and received initial feedback from investors.

The June 7, 2021 valuation established the following scenarios and probabilities:

Scenario	Per Share Value		Assigned Weight		DLOM*	Weighted Value Per Share
OPM	$	[***]	[***	]%	35%	$	[***]
IPO	$	[***]	[***	]%	11%	$	[***]
Concluded Fair Value							$7.73

* The DLOM was based on the Finnerty Put Option Analysis.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

In determining the estimated equity value for the OPM scenario, an OPM backsolve was used based on the price per share of the Series B-2 financing given the proximity of that financing to the valuation date. The estimated equity value for the IPO scenario was determined based on the pre-IPO equity values for recent IPOs of similarly-situated oncology-focused companies. The Company estimated the average time to a potential liquidity event was 1.1 years and 0.15 years in each of the OPM and IPO scenarios, respectively, based on management’s best estimates. The time to potential liquidity was lowered compared to the prior valuation due to the progress made towards completion of a potential IPO as discussed above.

COMPARISON OF JUNE 7, 2021 VALUATION AND PRELIMINARY PRICE RANGE

As noted above, the Preliminary Price Range is between $[***]and $[***] (without giving effect to any stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was based on discussions between it and the lead underwriters. The Company’s most recent grants of stock options were for an aggregate of 980,000 shares made on June 14, 2021 with an exercise price of $7.73 per share, which the Board determined to be the fair value of the common stock on that date (the “Estimated Fair Value”).

As is typical in IPOs, the Preliminary Price Range was based in part on the lead underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•

an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs, which supported potential higher valuation ranges;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies, and specifically a rebound in the small cap Nasdaq biotech index;

•	additional feedback received from potential investors from the Company’s testing-the-waters meetings;

•	an assumption that there would be a receptive public trading market for an oncology-focused biopharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, if obtained, is that the hybrid valuation method used by the Company to determine the Estimated Fair Value reflects the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the expected business equity value in the non-IPO scenario that was significantly lower than in the IPO scenario, (ii) the discounting to present value and (iii) the application of a discount for lack of

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marketability. Conversely, the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for present value or a DLOM, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock in connection with the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock in the Preliminary Price Range, and also drives a lower common stock value in the non-IPO scenario.

Notably, the June 7, 2021 valuation report estimated a fair value of the Company’s common stock on that date to be $[***] in the IPO scenario prior to applying a discount rate and DLOM, which Estimated Fair Value is reasonably consistent with the Preliminary Price Range.

Conclusion

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, the Company believes that the estimated fair values of common stock as determined by the Board since February 26, 2020 are consistent with the Company’s and the lead underwriters estimates of the Preliminary Price Range, and that the prior valuations are consistent with the increasing value of the common stock in connection with the Company’s progression towards an IPO.

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Recent Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since February 26 2020, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Jonathan E. Lim, Chairman and Chief Executive Officer, Erasca, Inc., 10835 Road to the Cure, Suite 140, San Diego, CA 92121, telephone (858) 465-6511, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

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Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush
of LATHAM & WATKINS LLP

cc:	Sonia Bednarowski, Securities and Exchange Commission

Angella Connell, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Jonathan E. Lim, M.D., Erasca, Inc.

David M. Chacko, M.D., Erasca, Inc.

Ebun Garner, Erasca, Inc.

Cheston Larson, Latham & Watkins LLP

Charles Kim, Cooley LLP

Sean Clayton, Cooley LLP